SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’ ID (CNPJ/ME) 76.483.817/0001-20

Company Registry (NIRE) 41300036535 - CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Nomination of candidates to the Councils

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes, and sells power, hereby informs its shareholders and the market in general, according to CVM Resolution 81/2022 (“RCVM 81”), which received from some of its shareholders to indicate the names of candidates for the Board of Directors and the supervisory board (CF), as well as rectification of previously made requests, for the election of the members of these bodies that will take place at the 68th Ordinary General Meeting to be held on 04.28.2023, as below:

Nominating to the Board of Directors election, for the 2023/2025 term:

For election by multiple vote, at the request of the shareholder BNDES Participações S.A. (“BNDESPar”), in accordance with the Notice to Shareholders published on the CVM and on the Invertor Relation website on 04.04.2023:

•	LUCIANA LAGES TITO

BNDESPar also presented the following nomination for election of the Board of Directors, through separate election for holders of preferred shares:

•	OTÁVIO LOBÃO DE MENDONÇA VIANNA

In rectification of the previous indications, the State of Paraná, the Company's controlling shareholder, presented the following indications:

•	LUCIA MARIA MARTINS CASASANTA (instead of LUIZ CLAUDIO MAIA VIEIRA)
•	MARCO ANTÔNIO BOLOGNA (intead of LEILA ABRAHAM LORIA)

Nominating to the Supervisory Board election, for the 2023/2025 term:

BNDESPar also presented the following candidates for the separate election of members of the Supervisory Board:

I.	MARCO AURÉLIO SANTOS CARDOSO (Holder) and ALEXANDRE MACHADO DE SOUZA (Alternate), will run for the separate election of minority shareholders holding common shares; and
II.	VICTOR PINA DIAS (Holder) and MARCOS AURÉLIO DO NASCIMENTO DE LIMA (Alternate), to run for the separate election of holders of preferred shares.

Hydrocenter Válvulas Tubos e Conexões LTDA. presented the following candidates for election to the Supervisory Board:

•	LETÍCIA PEDERCINI ISSA (Holder) and EDUARDO NORDSKOG DUARTE (Alternate)

In rectification of the statement previously provided, VICTOR ADLER VIC DTVM S.A., RABO DE PEIXE TRANSPORTES, SERVIÇOS MAR. AND EMP. TOUR LTDA., ROSANE MORAES COUTINHO DE OLIVEIRA and ANTONIA CLIUCY PIRES CHAVES presented the following nomination as a candidate for the Supervisory Board:

•	EDUARDO RAMOS DA SILVA (instead of RAPHAEL MARTINS)

Resubmission of the Distance Voting Bulletin, Management Proposal and Participation Manual:

The nominated candidates were included in the Distance Voting Bulletin, which was resubmitted today and is available on the company's website (https://ri.copel.com/), on the CVM page (http://www.cvm.gov . br) and B3 (http://www.b3.com.br/). The other nominations did not meet the legal requirements for including the names of candidates in remote voting, pursuant to art. 37 and 38 of RCVM 81.

We point out that the information regarding the candidates' curriculum in the format corresponding to items 7.3 to 7.6 of the Reference Form as determined by CVM Resolution No. 81/2022 are included in the Management Proposal and the Manual for Participation in Meetings resubmitted to CVM on the same date.

Curitiba, April 06, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, contact the company at

acionistas@copel.com or 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 6, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.